Exhibit 1.01

FATHOM DIGITAL MANUFACTURING CORPORATION CONFLICT MINERALS REPORT

For the reporting period from January 1, 2022 to December 31, 2022

This Conflict Minerals Report (this “Report”) of Fathom Digital Manufacturing Corporation. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2022 to December 31, 2022 (the "Reporting Period"). The scope of this Report includes all of the Company’s product lines.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“3TG” or “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Report, the Company manufactures certain products for which the Conflict Minerals are necessary to the functionality or production of those products.

Company Overview

We are a leading national on-demand digital manufacturing platform at the forefront of the Industry 4.0 revolution. Industry 4.0 utilizes e-commerce, automation, and data sharing in a cyber-physical system to communicate and cooperate in the manufacturing process over the Internet of Things ("IoT"). Using our expansive manufacturing footprint and extensive expertise in both additive and traditional manufacturing, we provide comprehensive product development and on-demand manufacturing services to many of the largest and most innovative companies in the world. Our unified suite of manufacturing technologies, processes, and proprietary software enables us to deliver hybridized solutions that meet the specific needs of our customers, empowering them to tackle complex manufacturing problems and accelerate product development cycles.

We seamlessly blend in-house capabilities consisting of plastic and metal additive technologies, injection molding and tooling, computer numerical control (“CNC”) machining, and precision sheet metal fabrication. We operate over 530 advanced manufacturing systems across 25 unique manufacturing processes and a 421,500 sq. ft. manufacturing footprint, spanning 11 facilities located primarily within the U.S. We believe we are positioned to serve the largest geographic markets in which our customers are located and enable cost effective and rapid turnaround times for our customers. Our scale and the breadth of offerings allow our customers to consolidate their supply chain and product development needs through the ability to source through a single manufacturing supplier. Fathom’s manufacturing technologies and capacity are further extended through the utilization of a selected group of highly qualified suppliers that specialize in injection molding and tooling and CNC machining. A very limited number of the metal materials we offer for production of parts have been identified as potentially containing Conflict Minerals (the “Covered Products”).

Reasonable Country of Origin Inquiry

We do not directly source Conflict Minerals. Instead, we purchase raw materials from third-party suppliers that are multiple layers removed from the smelters and refiners of the Conflict Minerals that are in the raw materials ultimately supplied to us. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in such materials.

For the Reporting Period, the Company worked with a third-party provider of conflict minerals validation services to assist us in our good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the products we manufacture. We evaluated the products we manufactured for our customers and determined that certain products manufactured during the Reporting Period were manufactured with raw materials that contain Conflict Minerals that are necessary to the functionality or production of those products. For the Reporting Period, we identified a list of suppliers to survey for the purposes of the Reasobable Country of Origin Inquiry ("RCOI"). The criteria for selecting the suppliers to include in the survey generally considered the likelihood of 3TG content in the supplied products, the amount paid to suppliers believed likely to incorporate 3TG in the supplied products. We identified 126 suppliers of those raw materials and surveyed each of them using the Conflict Minerals Reporting Template ("CMRT”) designed by the Responsible Minerals Initiative ("RMI"). We requested that these suppliers make similar inquiries of their suppliers and sub-suppliers until the smelters and refiners of any Conflict Minerals in the raw materials supplied to us could be identified and compared to the conflict-free smelter and refiner lists developed and maintained by the RMI.

Due Diligence

Due Diligence Design and Framework

Because we could not determine that the Conflict Minerals in the Covered Products did not originate in a Covered Country or originated from recycled or scrap sources based on the responses to the CMRTs, we exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures were designed to conform to the five-step framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum, and tungsten.

Due Diligence Measures Performed

The objective of the due diligence performed was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the Reporting Period, the Company’s Operations and Finance Departments were involved in the due diligence process.

As part of our due diligence, we reviewed supplier responses to each CMRT and followed up with suppliers who did not provide us with a timely response by escalating communication with unresponsive suppliers to the stakeholders in charge of the business relationship.

Due Diligence Results

59 of the 126 suppliers surveyed returned to us a completed CMRT, each reporting to us that the Conflict Minerals in the materials supplied to us for our Covered Products either (1) do not come from the Covered Countries or (2) are largely conformant to the RMI assessment protocols for conflict free sourcing. Given that these suppliers were not able to identify all smelter information or the country of origin of the Conflict Minerals, we are filing this conflict minerals report as we do not believe the information received from our suppliers and our additional due diligence efforts for the Reporting Period is sufficient to determine the exact country of origin of the Conflict Minerals in our Covered Products. Further, we did not receive responses from all suppliers for the Reporting Period. We are continuing to work with our suppliers to monitor risks in our supply chain relating to sources of Conflict Minerals.

Future Steps to Mitigate Risk

Since December 31, 2022, the Company has taken, or intends to take, the following steps to improve the due diligence conducted to mitigate risks that the necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to:

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Establish a Supplier Code of Conduct with respect to the sourcing of Conflict Minerals;

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Encourage suppliers who source 3TG from one of the Covered Countries to do so from smelter(s) or refiner(s) validated as conformant with RMI's Responsible Minerals Assurance Process;

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Identify and follow-up with suppliers who do not respond to our supply chain survey to increase our survey response rate and obtain additional information about the sourcing of 3TG in our supply chain; and

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Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG and/or that support the development of conflict-free supply chains.